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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                            Four Seasons Hotels, Inc.
                                (Name of Issuer)

                              Limited Voting Shares
                         (Title of Class of Securities)

                                    35100E104
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-----------------------                        ---------------------------------
CUSIP No.  35100E104                           Page      2      of    7    Pages
           ------------                              ---------     -------
-----------------------                        ---------------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Kingdom of Saudi Arabia
------- ------------------------------------------------------------------------
                            5      SOLE VOTING POWER
                                   7,568,504
        NUMBER OF
                            ------ ---------------------------------------------
          SHARES            6      SHARED VOTING POWER
       BENEFICIALLY                -0-
         OWNED BY
                            ------ ---------------------------------------------
           EACH             7      SOLE DISPOSITIVE POWER
        REPORTING                  7,568,504
          PERSON
                            ------ ---------------------------------------------
           WITH             8      SHARED DISPOSITIVE POWER
                                   -0-

                            ------ ---------------------------------------------
------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,568,504
------- ------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        25.6%
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IN
------- ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-----------------------                        ---------------------------------
CUSIP No.  35100E104                           Page      3      of    7    Pages
           ------------                              ---------     -------
-----------------------                        ---------------------------------


------- ------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Kingdom Investments, Inc.
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Barbados

------- ------------------------------------------------------------------------
                            5      SOLE VOTING POWER
                                   7,568,504
        NUMBER OF
                            ------ ---------------------------------------------
          SHARES            6      SHARED VOTING POWER
       BENEFICIALLY                -0-
         OWNED BY
                            ------ ---------------------------------------------
           EACH             7      SOLE DISPOSITIVE POWER
        REPORTING                  7,568,504
          PERSON
                            ------ ---------------------------------------------
           WITH             8      SHARED DISPOSITIVE POWER
                                   -0-

                            ------ ---------------------------------------------
------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,568,504
------- ------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        25.6%
------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        CO
------- ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                        ---------------------------------
CUSIP No.  35100E104                           Page      4      of    7    Pages
           ------------                              ---------     -------
-----------------------                        ---------------------------------


Item 1(a)         Name of Issuer:

                  Four Seasons Hotel, Inc. (The "Issuer")

      (b)         Address of Issuer's Principal Executive Offices:

                  1165 Leslie Street
                  Toronto, Ontario, Canada M3C 2K8

Item 2:           Name, Address and Citizenship of the Person Filing:

                  This statement is being filed by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH"), an individual, whose business address is Kingdom Holding Company, P.O. Box 8653, Riyadh, 11492, Kingdom of Saudi Arabia. HRH is a citizen of the Kingdom of Saudi Arabia.

                  This statement also is being filed by Kingdom Investments, Inc., a corporation organized under the laws of Barbados ("Kingdom Investments"). Kingdom Investments registered office address is The Ernst & Young Building, Bush Hill, Bay Street, P.O. Box 261, Bridgetown, Barbados. Kingdom Investments is an indirect wholly-owned subsidiary of Kingdom 5-KR-5, Ltd. ("Kingdom 5"), a Cayman Islands, British West Indies corporation, which itself is wholly-owned by Coutts (Cayman) Limited, as trustee of The Kingdom One Trust, a trust created by HRH under the laws of the Cayman Islands (the "Trust"). For information with regard to the intermediate corporations that control Kingdom Investments, please see response to Item 6.

                  This filing relates to the Limited Voting Shares of the Issuer, the CUSIP number of which is 35100E104.

Item 3:           Capacity in Which Person is Filing:

                  Not applicable.

-----------------------                        ---------------------------------
CUSIP No.  35100E104                           Page      5      of    7    Pages
           ------------                              ---------     -------
-----------------------                        ---------------------------------


Item 4:           Ownership:

                  As  of  December  31,  1997,   HRH  and  Kingdom   Investments
                  beneficially own in the aggregate the following:

                  (a)      Amount Beneficially Owned:

                           7,568,504

                  (b)      Percent of class:

                           25.6%

                  (c)      Number of shares to which such persons have:

                           (i)     Sole power to vote or to direct the vote:

                                   7,568,504

                           (ii)    Shared power to vote or to direct the vote:

                                   None

                           (iii) Sole power to dispose or to direct the disposition of:

                                   7,568,504

                           (iv) Shared power to dispose or to direct the disposition of:

                                   None

Item 5:           Ownership of Five Percent or Less of Class:

                  Not applicable.

-----------------------                        ---------------------------------
CUSIP No.  35100E104                           Page      6      of    7    Pages
           ------------                              ---------     -------
-----------------------                        ---------------------------------

Item 6:           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                           Kingdom   Investments  is   wholly-owned  by  Kingdom
                  Holdings, Inc., a Barbados corporation which itself is wholly-owned by Kingdom 5. As reported above, Kingdom 5 is wholly-owned by the Trust. Under the terms of the Trust, HRH has the power to appoint a majority of the directors of Kingdom 5, the parent company of Kingdom Investments. Through HRH's ability to appoint a majority of the board of directors of Kingdom 5, for the purposes of Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can indirectly control the disposition and voting of the securities beneficially owned by Kingdom Investments.

                           Under the terms of the Trust, among other things, the
                  trustee  is  prohibited   from  selling  or   transferring  or
                  otherwise encumbering the securities of Kingdom 5. Furthermore, HRH has retained the power to revoke the Trust and to appoint and remove the trustee at any time and for any reason.

                           Since the Limited Voting Shares are held in its name,
                  Kingdom Investments has the right to receive dividends from or proceeds from the sale of the Limited Voting Shares of the Issuer; however, HRH, through HRH's ability to appoint a majority of the board of directors of Kingdom 5, will retain the power to direct any disposition of such dividends or proceeds. Any funds distributed by Kingdom Investments to Kingdom Holdings, from Kingdom Holdings to Kingdom 5 and from Kingdom 5 to the Trust will be held and administered by the Trustee, pursuant to the Trust for the benefit of HRH and his family.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8:           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9:           Notice of Dissolution of Group:

                  Not applicable.

-----------------------                        ---------------------------------
CUSIP No.  35100E104                           Page      7      of    7    Pages
           ------------                              ---------     -------
-----------------------                        ---------------------------------

Item 10:          Certification:

                  Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.



Date:  February 14, 1998                /s/ H.R.H. Prince Alwaleed Bin Talal Bin
                                              Abdulaziz Al Saud
                                        ----------------------------------------
                                                H.R.H. Prince Alwaleed Bin Talal
                                                  Bin Abdulaziz Al Saud


                                        KINGDOM INVESTMENTS, INC.



Date:  February 14, 1998                By: /s/ Mustafa Al Hejailan
                                           --------------------------------
                                                Mustafa Al Hejailan
                                                President